UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

     On December 10, 2010, Telvent GIT, S.A. (the “Company”) announced that it has appointed, effective January 1, 2011, Tom Dilwoth as its new Chief Account Officer and Manuel Fernandez Maza as its new Head of Investor Relations, in addition to his current duties as Chief Financial Officer, succeeding Barbara Zubiria who will join Abengoa, S.A. as its new Director of Financial Reporting and Investor Relations.
     Tom Dilworth, current Chief Financial Officer of Telvent North America since April 2008, is appointed as Chief Accounting Officer effective January 1, 2011. Mr. Dilworth joined Telvent in 2004 through the acquisition of Miner & Miner, based out of Fort Collins, Colorado, where he first served as Controller and later Chief Financial Officer since 1995. As Chief Financial Officer of Telvent North America, Mr. Dilworth was responsible for the financial reporting obligations regarding the Company’s Energy, Environment and Transportation operating units in the U.S. and Canada. Mr. Dilworth earned his Bachelor of Business Administration from California State University-Stanislaus and holds an MBA with honors from Colorado State University.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: December 10, 2010